
UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

| SEC FILE NUMBER
8-50526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____ .
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

PROCESSED

NAME OF BROKER-DEALER: Deerfield Partners, LLC

JUN 1 4 2006 OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   THOMSON   FIRM ID. NO. _____
                                                                      FINANCIAL

_____20 North Main Street, Suite 120_____
                              (No. and Street)

_____Sherborn_____   _____MA_____   _____01770_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Frieling_____   (508) 677-0081
                                                               (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
                    Saslow Lufkin & Buggy, LLP
_____
                (Name — // individual, state last, first, middle name)

____10 Tower Lane____   Avon____   CT_____   06001
     (Address)   (City)   (State)   Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

MAR 0 8 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form arc not required to respond unless the form displays a
                         currently valid OMB control number.

Deerfield Partners, LLC
(SEC File No. 8-50526)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statements of Financial Condition.

[x] (c) Statements of Operations.

[x] (d) Statements of Cash Flows.

[x] (e) Statements of Changes in Member's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors
          (not applicable).

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to
          Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements
          under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation
          of Net Capital pursuant to Rule 15c3-1 and the Computation for
          Determination of the Reserve Requirements pursuant to Exhibit A of
          Rule 15c3-3 (see Note 1 - Description of Business and Note 4 - Net
          Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of
          Financial Condition with respect to methods of consolidation (not
          applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to
          have existed since the date of the previous audit [see item (o)].

[x] (o) Supplemental Report on Internal Accounting Control Required by SEC
          Rule 17a-5 (filed concurrently herein).

Affirmation

I, _John Frieling_ , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Deerfield Partners, LLC for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/27/06
Signature   Date

John B. Frieling
Managing Director

_____
Notary Public

CLAIRE P. BURROUGHS
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 23, 2010

Deerfield Partners, LLC
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Years Ended December 31, 2005 and 2004

Table of Contents



Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Independent Auditors' Report

To the Member of
  Deerfield Partners, LLC:

We have audited the accompanying statements of financial condition of Deerfield Partners, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deerfield Partners, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

February 15, 2006

Deerfield Partners, LLC
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 8,855	$ 8,323
Due from related parties	1,969	498
Total assets	$ 10,824	$ 8,821
Liabilities and Member's Equity		
Accounts payable	$ 1,200	$ 1,600
Member's equity	9,624	7,221
Total liabilities and member's equity	$ 10,824	$ 8,821

The accompanying notes are an integral part of these financial statements.

Deerfield Partners, LLC
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Investment banking fees	$ -	$ 11,896
General and administrative expenses:		
Accounting	4,250	11,959
Miscellaneous expense	10,598	9,683
Total general and administrative expenses	14,848	21,642
Loss from operations	(14,848)	(9,746)
Other income:		
Interest income	21	16
Total other income	21	16
Loss before state income taxes	(14,827)	(9,730)
Provision for state income taxes	-	-
Net loss	$ (14,827)	$ (9,730)

The accompanying notes are an integral part of these financial statements.

Deerfield Partners, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2005 and 2004

		2005		2004
Beginning balance	$	7,221	$	7,351
Net loss		(14,827)		(9,730)
Contributions from member		17,230		9,600
Ending balance	$	9,624	$	7,221

The accompanying notes are an integral part of these financial statements.

Deerfield Partners, LLC
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$ (14,827)	$ (9,730)
Adjustments to reconcile net loss to net cash used in operating activites:		
Changes in assets and liabilities:		
Due from related parties	(1,471)	-
Accounts payable	(400)	1,600
Net cash used in operating activities	(16,698)	(8,130)
Cash flows from financing activities:		
Contributions from member	17,230	9,600
Net cash provided by financing activities	17,230	9,600
Net increase in cash and cash equivalents	532	1,470
Cash and cash equivalents, beginning of year	8,323	6,853
Cash and cash equivalents, end of year	$ 8,855	$ 8,323

The accompanying notes are an integral part of these financial statements.

5

Deerfield Partners, LLC
Notes to the Financial Statements
For the Years Ended December 31, 2005 and 2004

Note 1 - General

Organization - Deerfield Partners, LLC (the Company) was formed during July 1997 as a limited liability company under the laws of the Commonwealth of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Company.

Nature of Operations - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of individual and institutional investors.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in investment banking activities and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is subject to federal and state security laws, as well as the NASD.

Note 2 - Summary of Significant Accounting Policies

Investment Banking Revenues - Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Member's respective equitable shares in the net income of the Company are reportable on their individual tax returns. Accordingly, the financial statements reflect no provision or liability for federal income taxes. In 2005 and 2004, the Company is a single member LLC, for which there is no Massachusetts minimum tax. Accordingly, no tax provision is reflected in 2005 and 2004.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Cash and Cash Equivalents - The Company classifies all securities with original maturity dates of three months or less as cash equivalents.

Deerfield Partners, LLC
Notes to the Financial Statements
For the Years Ended December 31, 2005 and 2004

Note 3 - Trading Activities

The Company's trading activities include providing securities brokerage and investment advisory services to both affiliated company and third-party clients. The Company takes selective proprietary positions based on expectations of future market movements and conditions.

The Company is exposed to market risk on the various investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company also purchases, sells and underwrites securities that are not readily marketable. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in and underwriting securities that are readily marketable. At December 31, 2005 and 2004, the Company did not have any exposure to credit risk associated with non-marketable securities. The Company holds no investments at December 31, 2005 and 2004.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 5 - Concentration

For the year ended December 31, 2004, 100% of total revenues was received from one customer.

Deerfield Partners, LLC
Notes to the Financial Statements
For the Years Ended December 31, 2005 and 2004

Note 6 - Related Party Transactions

The Company pays management fees to Deerfield Management, Inc., a related party through common ownership. Due to the fact that there was no management fee income received during 2005 and 2004, no such expenses were paid during the years ended December 31, 2005 and 2004. The Company did, however, reimbursed Deerfield Management, Inc. for certain expenses shared by the Company and Deerfield Management, Inc. Expenses reimbursed to Deerfield Management, Inc. for the years ended December 31, 2005 and 2004, were $0 and $3,150, respectively. For the year ended December 31, 2005, certain expenses were paid by the Company for Deerfield Management, Inc. in the amount of $1,471, which is included in due from related parties in the statements of financial condition. This amount is expected to be reimbursed to the Company during the first quarter of 2006.

Certain expenses in the amount of $498 were paid by the Company for the outgoing partners of the Company. At December 31, 2005 and 2004, the amounts are due to the Company and have been reflected as due from related parties. These amounts are expected to be reimbursed to the Company during the first quarter of 2006.

Deerfield Partners, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission

	2005	2004
Net Capital:		
Member's equity	$ 9,624	$ 7,221
Less: Due from related parties	1,969	498
Total net capital	7,655	6,723
Less: Net capital requirement [greater of $0 (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 2,655	$ 1,723
Aggregate Indebtedness:		
Total liabilities	$ 1,200	$ 1,600
Aggregate indebtedness	$ 1,200	$ 1,600
Ratio: Aggregate indebtedness to net capital	.16 to 1	.24 to 1

Note: There is no material difference between net capital and aggregate indebtedness as reported above and that was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2005 and 2004.

**Saslow
Lufkin &
Buggy, LLP**
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Member of
  Deerfield Partners, LLC:

In planning and performing our audit of the financial statements of Deerfield Partners, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com


authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

February 15, 2006